Filed by CIENA Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No. 0-30633
Subject Company: ONI Systems Corp.

Q&A

CIENA and ONI Systems Agree to Unite

1.	What are the primary reasons for the merger?
We’re combining CIENA, the leader in core optical networking and switching, with ONI, the leader in metropolitan optical networking, to create a new, stronger, next-generation optical networking leader. This combination provides best-in-breed across the edge, optical and switching elements of the converged network, further driving down the cost of operations for our customers.

2.	What determined the timing, especially considering the current market conditions?
It is imperative that CIENA maintain its leadership. We believe that the telecom industry is a cyclical one and although the cycle has been exaggerated in both directions, we believe carriers will resume spending on their networks. This combination accelerates the deployment of next-generation optical networking and accelerates the evolution of networks from legacy infrastructures.

3.	Which external approvals do you need in order to close the deal?
The deal requires shareholder approval from both CIENA and ONI shareholders, as well as SEC clearance of the proxy statement/prospectus and clearance under Hart-Scott-Rodino.

4.	When do you expect that the deal will become accretive?
Based on expected cost synergies, we expect this deal will be non-dilutive to CIENA in calendar 2002 and accretive by early calendar 2003.

5.	How will the combined company be integrated/structured?
Following the completion of the transaction, CIENA’s existing Metropolitan Transport and Metropolitan Switching efforts will be combined with ONI’s. Rusty Cumpston, ONI’s chief operating officer will lead the group’s joint efforts and he and Jesús León, currently CIENA’s Senior Vice President, Metropolitan Transport and Switching, will drive product integration efforts. Rohit Sharma, a founder of ONI and currently its Chief Technology Officer, will be Senior Vice President and CTO of the newly combined Metro organization.

6.	Does CIENA expect to restructure the Company in any way going forward?
As part of the transaction we have identified specific areas where we can cut costs. Until the deal is closed, however, we must continue to operate as independent companies. As a result, we are not prepared to share those specific areas with you at this time.

7.	How does the ONI acquisition affect CIENA’s existing metropolitan product offerings?
The MetroDirector and CoreDirector products are completely compatible with ONI’s ONLINE portfolio. ONLINE can be used to transport signals from and to feed signals into both of these products.

8.	Is CIENA abandoning its current MultiWave Metro product line?
No. Some customers will migrate to ONLINE in order to take advantage of extended service offerings, however our MultiWaveMetro product will remain a part of CIENA’s portfolio.

9.	How will this acquisition position you now in terms of your competition?
Through this merger we will create a new next-generation leader, unencumbered by legacy systems and able to provide the value of convergence across the optical network for the enterprise to the long-haul. We believe we’ll have the required technology, critical mass and vision to become the supplier of choice for service providers worldwide.

10.	Is the ONI product line interoperable with CIENA’s CoreDirector, CoreStream and MetroDirector K2?
We have performed preliminary interoperability testing between CIENA and ONI’s systems, and the results were favorable. We will continue to conduct more thorough tests, but ONI’s products provide an open networking platform like CIENA, so we don’t anticipate any major interoperability problems.

     These questions and answers include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/ONI transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from the expectations contained herein. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of ONI, including stockholder approval, the risk that the CIENA and ONI businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and ONI’s business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s and ONI’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2001, especially in the Management’s Discussion and Analysis section and its Current Reports on Form 8-K and ONI’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, particularly in the Management’s Discussion and Analysis section and under Factors That May Affect Future Results, and its Current Reports on Form 8-K. CIENA and ONI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders. ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders.

     INVESTORS ARE URGED TO READ THE PROXY STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE

SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT - PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD